Exhibit 99.1 1 Stratasys Closes $120 Million Strategic Investment by Fortissimo Capital Further bolsters strong balance sheet Positions company for future growth through strategic investments to further enhance industry leadership Appoints Yuval Cohen to Board of Directors EDEN PRAIRIE, Minn. & REHOVOT, Israel — April 10, 2025 — Stratasys Ltd. (NASDAQ: SSYS) (“the Company”), a leader in polymer 3D printing solutions, today announced the closing of a $120 million strategic investment by Fortissimo Capital (“Fortissimo”), a leading Israeli private equity fund investing in technology and industrials. As part of the closing of the investment, Fortissimo has acquired approximately 14% of Stratasys’ issued and outstanding ordinary shares through a direct purchase of 11,650,485 newly issued ordinary shares at $10.30 per share. As a result of this transaction, Fortissimo now holds approximately 15.5% of Stratasys’ issued and outstanding ordinary shares. In connection with the close of the investment, Yuval Cohen, Founding and Managing Partner of Fortissimo, has been appointed to the Stratasys Board of Directors, replacing Dr. Yoav Zeif who volunteered to step down from the board. Mr. Cohen brings more than 30 years of financial and leadership experience working closely with companies on achieving strategic goals through innovative approaches. Dov Ofer, Chairman of the Board of Directors of Stratasys, stated: "I would like to congratulate Yuval on joining the Board of Directors. His rich business experience will bring great value to the company as it continues its path as a global leader in the field of 3D printing." Yuval Cohen added: "Fortissimo made this significant investment in Stratasys out of recognition of its leadership, the tremendous growth potential inherent in its technology portfolio and its dedicated management team led by Yoav. I look forward to working with the company's outstanding Board of Directors and management to unlock value for customers, employees and shareholders."

Exhibit 99.1 2 Forward-Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements by Stratasys’ existing or new Board members related to the Company’s prospects upon the closing of the strategic investment by Fortissimo Capital in the Company. Those forward-looking statements are based on current information that is, by its nature, subject to potential change, due to risks and uncertainties faced by the Company, including those risks described in Item 3.D “Key Information - Risk Factors” of Stratasys’ annual report on Form 20-F for the year ended December 31, 2024, which Stratasys filed with the SEC on March 6, 2025, and in other reports and documents that Stratasys files with or furnishes to the SEC from time to time, which are designed to advise interested parties of the risks and factors that may affect Stratasys’ business, financial condition, results of operations and prospects. Any forward- looking statements made in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. About Stratasys Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care. To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including Stratasys’ websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings. Investor Relations Yonah Lloyd, CCO and VP IR Yonah.Lloyd@stratasys.com +972 74 745 4919